02 JUL 17 AM 12:27

Deutsche Lufthansa Aktiengesellschaft
D-50664 Köln

Ihre Zeichen Your Ref.	Unsere Zeichen / Datum Our Ref. / Date	Telefon / Telefax Telephone / Telefax
	CGN IR dg 10 July 2002	

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

U.S.A.

02042673

SUPPL

Deutsche Lufthansa AG
Rule 12g3-2(b) File No. 82-4691

PROCESSED
JUL 23 2002
THOMSON
FINANCIAL

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Deutsche Lufthansa AG (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,
Deutsche Lufthansa Aktiengesellschaft
Vice President Investor Relations

Ulrike Schlosser

Enclosure

7/17

ISSUER	FILE NO.
Deutsche Lufthansa AG	82- 4691

This will advise that the issuer has been added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Please be further advised that in order to continue to claim this exemption, the issuer must furnish to the Commission, on a timely basis, all information required by Rule 12g3-2(b). This includes all relevant documents since the date of your initial submission. The burden of furnishing such information rests with the issuer, even if it delegates that responsibility to another, and the staff will look to the issuer for compliance. If the issuer is a member of an affiliated or control group which normally prepares reports, press releases, etc., in a single document, a separate report must be submitted for each issuer that claims an exemption under the rule because separate files are maintained for each issuer.

ALL FUTURE SUBMISSIONS MUST PROMINENTLY INDICATE THE EXEMPTION NUMBER IN THE UPPER RIGHT HAND CORNER OF EACH UNBOUND PAGE AND THE FIRST PAGE OF EACH BOUND DOCUMENT PURSUANT TO THE IDENTIFICATION PROVISIONS OF THE RULE. FAILURE TO SO INDICATE WILL RESULT IN THE SUBMISSION BEING RETURNED TO THE SENDER AND THE SUBMISSION NOT BEING RECORDED, RESULTING IN POSSIBLE LOSS OF THE EXEMPTION.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Official Business
Penalty for Private Use, $300
Return After Five Days

WASHINGTON DC

Stephan Hutter, Esq.
Shearman & Sterling
599 Lexington Ave.
New York, NY 10022-6069

Investor Info June 2002

Including traffic figures

Change in capacity utilisation in June compared with previous year



80
75
70
65
% 60
55
50
45
40
2002
2001
Passenger LF
Cargo LF
Group LF

Important:
Due to the transfer of European services to Eurowings the passenger traffic figures are not fully comparable with those of the previous year.

Overall load factor exceeds 70 per cent mark

Lufthansa welcomed 3.9 million passengers aboard its aircraft in June, 6.6 per cent fewer than in the corresponding month last year. Various strikes in Europe led to the cancellation of over 180 flights, which prevented a more pronounced recovery. Although available capacity was increased slightly over the previous month, it was still 6.5 per cent down on the prior-year figure. Sales lagged by 6.7 per cent. At 76.1 per cent the seat load factor fell just short of the June 2001 level. Lufthansa achieved its highest seat occupancy rate – 82.1 per cent – in the Americas traffic region, followed by Asia/Pacific with 80.8 per cent.

In June Lufthansa Cargo carried 137,000 tonnes of freight and mail – an increase of 0.7 percentage points on the prior-year figure – and boosted sales by 3.8 per cent. Since production fell by 8.1 per cent in comparison to June 2001, the cargo load factor climbed by 7.7 percentage points to 66.8 per cent.

As a result, the overall load factor (passenger services and cargo) rose by 3.4 percentage points to 71.8 per cent.

Lufthansa Cargo sells stake in DHL

Lufthansa Cargo is to sell its 25 per cent stake in the DHL International delivery service to Deutsche Post World Net. The purchase price is 550 million euros plus a deferred payment of 60 million euros under a debtor-warrant agreement. Lufthansa will accumulate book profits of about 400 million euros in the current financial year from the sale of its shareholding. The shares will be transferred to Deutsche Post World Net on conclusion of the agreement and following the approval by the cartel authorities.

JAL new partner of the Cargo alliance "WOW"

On 5 July the Cargo Division of Japan Airlines joined the cargo alliance of Lufthansa Cargo, SAS Cargo and Singapore Airlines Cargo. This move will enhance the global network in Asia and strengthen WOW's presence in the largest economy in Asia.

Compensation approved – state guarantee extended

The EU Commission has approved the payment of 71 million euros to German airlines in compensation for the financial damage caused by the closure of US airspace after the terrorist attacks of 11 September. Of this sum 69.5 million euros will be allocated to Lufthansa. The EU has also created the basis for an extension of the state insurance guarantees for European airlines until the end of October, by which time a solution to the insurance problem should be found.

Note:
Information about the capital measures concluded by the 49th Annual General Meeting on 19 June can be accessed on the Internet. Visit our website at:
www.lufthansa-financials.com

Deutsche Lufthansa AG
Investor Relations
Tel. +49 (0) 221 826-2444, Fax -2286
Tel. +49 (0)69 696-90997, Fax -90990
E- mail:
investor.relations@ dlh.de
Internet:
www.lufthansa-financials.com

July 09, 2002

Traffic figures June 2002

Lufthansa Passenger Business Group*	June	Yoy (%)	cumulative	Yoy (%)
Passengers in 1,000	3,933	- 6.6	20,998	- 9.3
Available seat-kilometers (mio)	10,546	- 6.5	57,101	- 10.8
Revenue pax-kilometers (mio)	8,022	- 6.7	42,062	- 8.5
Passenger load-factor (%)	76.1	- 0.1P.	73.7	+ 1.9P.
Number of Flights	42,659	- 3.9	236,765	- 9.4
Lufthansa Cargo AG	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Cargo/mail in 1,000 tonnes	137	+ 0.7	802	- 3.6
Available Cargo tonne-km (mio)	912	- 8.1	5,166	- 10.0
Revenue Cargo tonne-km (mio)	609	+ 3.8	3,471	- 2.5
Cargo load-factor (%)	66.8	+ 7.7P.	67.2	+ 5.2P.
Number of Flights	1,924	- 11.1	11,543	- 13.7
Lufthansa Group	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Available tonne-km (mio)	1,974	- 7.1	10,887	- 10.4
Revenue tonne-km (mio)	1,417	- 2.5	7,708	- 5.9
Overall load factor (%)	71.8	+ 3.4P.	70,8	+ 3.4P.
Number of Flights	44,583	- 4.2	248,308	- 9.6
Traffic regions				
Europe (incl. Germany)	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	3,073	- 7.4	16,528	- 10.0
Available seat-kilometers (mio)	3,183	- 9.8	17,947	- 10.3
Revenue pax-kilometers (mio)	2,098	- 7.3	11,078	- 9.0
Passenger load-factor (%)	65.9	+ 1.7P.	61.7	+ 0.8P.
Cargo/mail in 1,000 tonnes	59	- 4.0	363	- 4.0
Available Cargo tonne-km (mio)	96	- 16.8	565	- 15.5
Revenue Cargo tonne-km (mio)	36	- 9.5	229	- 6.3
Cargo load-factor (%)	37.3	+ 3.0P.	40.4	+ 3.9P.
America (North and South)	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	487	- 11.2	2,309	- 14.3
Available seat-kilometers (mio)	4,151	- 11.6	20,687	- 18.5
Revenue pax-kilometers (mio)	3,407	- 12.7	16,468	- 15.3
Passenger load-factor (%)	82.1	- 1.0P.	79.6	+ 3.0P.
Cargo/mail in 1,000 tonnes	36	- 2.6	196	- 12.5
Available Cargo tonne-km (mio)	347	- 11.5	1,863	- 15.7
Revenue Cargo tonne-km (mio)	237	- 0.1	1,302	- 10.2
Cargo load-factor (%)	68.5	+ 7.8P.	69.9	+ 4.3P.
Asia/Pacific	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	253	+ 5.5	1,449	+ 4.7
Available seat-kilometers (mio)	2,490	+ 4.5	14,044	- 2.7
Revenue pax-kilometers (mio)	2,012	+ 2.8	11,343	+ 0.4
Passenger load-factor (%)	80.8	- 1.3P.	80.8	+ 2.5P.
Cargo/mail in 1,000 tonnes	34	+ 18.1	194	+ 8.6
Available Cargo tonne-km (mio)	401	- 1.8	2,310	- 4.9
Revenue Cargo tonne-km (mio)	295	+ 12.2	1,683	+ 5.0
Cargo load-factor (%)	73.4	+ 9.1P.	72.9	+ 6.9P.
Middle East and Africa	**June**	**Yoy (%)**	**cumulative**	**Yoy (%)**
Passengers in 1,000	112	+ 2.9	686	+ 1.0
Available seat-kilometers (mio)	705	+ 4.2	4,346	+ 5.3
Revenue pax-kilometers (mio)	494	+ 3.2	3,123	+ 3.7
Passenger load-factor (%)	70.1	- 0.6P.	71.9	- 1.1P.
Cargo/mail in 1,000 tonnes	8	- 9.8	49	- 4.3
Available Cargo tonne-km (mio)	68	- 11.5	428	- 1.0
Revenue Cargo tonne-km (mio)	41	- 12.7	257	- 2.4
Cargo load-factor (%)	60.1	- 0.8P.	60.1	- 0.9P.

*Deutsche Lufthansa AG and Lufthansa CityLine GmbH

Publication

pursuant to section 6 of the Aviation Compliance Documenting Act, section 44 (1) 3 of the German Stock Exchange Act and section 70 of the German Stock Exchange Listung Regulation.

As at June 30, 2002 the ownership structure of Deutsche Lufthansa AG by nationality was as follows:

Germany	67.1 %
United Kingdom	12.0%
United States	7.4 %
Luxembourg	4.6 %
Switzerland	3.0 %
Belgium	2.6 %
Other	3.3 %

The conditions for maintaining the Company's licences and rights under aviation laws and agreements are met.

Cologne July 4, 2002

Deutsche Lufthansa Aktiengesellschaft
The Executive Board

Lufthansa Cargo verkauft DHL-Anteile an die Deutsche Post World Net

Die Lufthansa Cargo AG verkauft ihren Anteil von 25 Prozent am weltweit tätigen Express Dienstleister DHL International an die Deutsche Post World Net. Der Aufsichtsrat der Lufthansa AG hat dieser Vereinbarung heute zugestimmt. Nach Abschluss des Vertrages und Zustimmung der Kartellbehörden werden die Anteile an die Deutsche Post World Net übergehen. Der Kaufpreis beträgt 550 Millionen Euro, zuzüglich eines Besserungsscheines über 60 Millionen Euro. Mit dem Verkauf der Minderheitsbeteiligung realisiert der Lufthansa-Konzern im laufenden Geschäftsjahr einen Buchgewinn von rund 400 Millionen Euro.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Telefon (069) 696 6470 oder 90997, Fax (069) 696 90990
Email: investor.relations@dlh.de
05. Juli 2002

Lufthansa Cargo sells its stake in DHL to Deutsche Post World Net

Lufthansa Cargo AG is selling its 25 per cent stake in the DHL International delivery service to Deutsche Post World Net. The agreement has been approved by the Supervisory Board of Lufthansa AG. On conclusion of the contract and following approval by the cartel authorities, the shares will be transferred to Deutsche Post World Net. The purchase price is 550 million euros, plus a deferred payment of 60 million euros under a debtor-warrant agreement. Lufthansa will accumulate book profits of about 400 million euros in the current financial year from the sale of its minority shareholding in DHL.

Deutsche Lufthansa AG, Investor Relations
Ulrike Schlosser, Telephone: (069) 696 6470 or 90997,
Fax: (069) 696 90990
Email: investor.relations@dlh.de
July 05 2002